EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-130505, 333-129754, 333-114866, 333-97769, 333-66746 and 333-37914) pertaining to the stock option plans of Genius Products, Inc. and subsidiaries of our report dated March 16, 2008 (except for Note 3 and Note 14, as to which the date is March 24, 2009) and Genius Products, LLC and subsidiaries of our report dated March 16, 2008 (except for note 3 and note 19, as to which the date is March 24, 2009), with respect to the consolidated financial statements of Genius Products, LLC and subsidiaries, and the consolidated financial statements and schedule of Genius Products, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Genius Products, Inc. and subsidiaries, included in the Annual Report (Form 10-K/A) for the year ended December 31, 2007.

/s/ ERNST & YOUNG LLP

Los Angeles, California
March 24, 2009